UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.     )*

STRAIGHT PATH COMMUNICATIONS INC.

(Name of Issuer)

Class B Common Stock, par value $0.01

(Title of Class of Securities)

862578101

(CUSIP Number)

March 4, 2015

(Date of Event Which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 862578101		13 G

1	Name of Reporting Person Broadbill Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 360,203 **see Note 1**

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 360,203 **see Note 1**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 360,203 **see Note 1**

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.22%

12	Type of Reporting Person PN

CUSIP No. 862578101		13 G

1	Name of Reporting Person Broadbill Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 237,728 **see Note 1**

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 237,728 **see Note 1**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 237,728 **see Note 1**

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.12%

12	Type of Reporting Person PN

CUSIP No. 862578101		13 G

1	Name of Reporting Person Broadbill Investment Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 597,931 **see Note 1**

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 597,931 **see Note 1**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 597,931 **see Note 1**

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.34%

12	Type of Reporting Person IA; PN

CUSIP No. 862578101		13 G

1	Name of Reporting Person Broadbill Partners GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 597,931 **see Note 1**

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 597,931 **see Note 1**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 597,931 **see Note 1**

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.34%

12	Type of Reporting Person HC; OO

CUSIP No. 862578101	13 G

Item 1.
	(a)	Name of Issuer: Straight Path Communications Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 5300 Hickory Park Drive, Suite 218 Glen Allen, Virginia 23059

Item 2.
(a)

Name of Person Filing:
Broadbill Partners, L.P. (“Broadbill LP”)

Broadbill Partners II, L.P. (“Broadbill II LP”)

Broadbill Investment Partners, LLC (“Broadbill Investment LLC”)

Broadbill Partners GP, LLC (“Broadbill Partners”)

Collectively, Broadbill LP, Broadbill II LP, Broadbill Investment LLC and Broadbill Partners are referred to herein as the “Reporting Persons”.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is Broadbill Investment Partners, LLC, 20 W. 22nd Street, Suite 816, New York, New York 10010.

	(c)	Citizenship: The place of organization of each of the Reporting Persons is: State of Delaware, U.S.A.
	(d)	Title of Class of Securities: Class B Common Stock, par value $0.01 per share (“Common Stock”)
	(e)	CUSIP Number: 862578101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Broadbill LP: 360,203 Broadbill II LP: 237,728 Broadbill Investment LLC: 597,931 Broadbill Partners: 597,931 **see Note 1**

CUSIP No. 862578101	13 G

(b)

Percent of class:

Broadbill LP:                                         3.22%

Broadbill II LP:                                    2.12%

Broadbill Investment LLC:               5.34%

Broadbill Partners:                               5.34%

The percent of class is based on 11,192,091 shares of Class B Common Stock, par value $0.01 per share of the Issuer outstanding as of March 12, 2015 (based on the Issuer’s Quarterly Report on Form 10-Q filed on March 12, 2015 for the quarterly period ended January 31, 2015).

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: Broadbill LP: 360,203 Broadbill II LP: 237,728 Broadbill Investment LLC: 597,931 Broadbill Partners: 597,931 **see Note 1**
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: Broadbill LP: 360,203 Broadbill II LP: 237,728 Broadbill Investment LLC: 597,931 Broadbill Partners: 597,931 **see Note 1**

**  Note 1**

Broadbill LP is the record and beneficial owner of 360,203 shares of Common Stock and Broadbill II LP is the record and beneficial owner of 237,728 shares of Common Stock.  Broadbill Investment LLC serves as the Investment Manager for Broadbill LP and Broadbill II LP.  Broadbill Partners serves as the General Partner of Broadbill LP and Broadbill II LP.  Broadbill LP shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 360,203 shares of Common Stock with Broadbill Investment LLC and Broadbill Partners.  Broadbill II LP shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 237,728 shares of Common Stock with Broadbill Investment LLC and Broadbill Partners.

CUSIP No. 862578101	13 G

Each of Broadbill Investment LLC and Broadbill Partners may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to beneficially own the shares of Common Stock held by Broadbill LP and Broadbill II LP.  Each of Broadbill Investment LLC and Broadbill Partners disclaim beneficial ownership of the shares of Common Stock reported herein, and the filing of this Statement shall not be construed as an admission that each of Broadbill Investment LLC and Broadbill Partners is the beneficial owner of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The right to receive dividends on, and proceeds from the sale of, the shares is governed by the limited partnership agreement of each of Broadbill LP and Broadbill II LP and the operating agreement of each of Broadbill Investment LLC and Broadbill Partners, and such dividends or proceeds may be distributed with respect to the member interests and general and limited partnership interests in accordance therewith.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit I

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

CUSIP No. 862578101	13 G

Item 10.	Certifications

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2015

BROADBILL PARTNERS, L.P.

By:	Broadbill Partners GP, LLC, as General Partner

By:	/s/ Jeffrey Magee
Name: Jeffrey Magee
Title: Chief Operating Officer

BROADBILL PARTNERS II, L.P.

By:	Broadbill Partners GP, LLC, as General Partner

By:	/s/ Jeffrey Magee
Name: Jeffrey Magee
Title: Chief Operating Officer

BROADBILL INVESTMENT PARTNERS, LLC

By:	/s/ Jeffrey Magee
Name: Jeffrey Magee
Title: Chief Operating Officer

BROADBILL PARTNERS GP, LLC

By:	/s/ Jeffrey Magee
Name: Jeffrey Magee
Title: Chief Operating Officer

CUSIP No. 862578101	13 G

EXHIBIT INDEX

Exhibit I  — Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II  — Joint Filing Agreement

CUSIP No. 862578101	13 G

EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Broadbill LP is the record and beneficial owner of 360,203 shares of Common Stock and Broadbill II LP is the record and beneficial owner of 237,728 shares of Common Stock.  Broadbill Investment LLC serves as the Investment Manager for Broadbill LP and Broadbill II LP, and is therefore a control person of Broadbill LP and Broadbill II LP.  Broadbill Partners serves as the General Partner of Broadbill LP and Broadbill II LP, and is therefore a control person of Broadbill LP and Broadbill II LP.  Each of Broadbill Investment LLC and Broadbill Partners may be deemed the beneficial owner of the shares of Common Stock held by Broadbill LP and Broadbill II LP.

CUSIP No. 862578101	13 G

EXHIBIT II

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of March 13, 2015,  by and among the parties signatories hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Class B Common Stock, par value $0.01 per share, of Straight Path Communications Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BROADBILL PARTNERS, L.P.

By:	Broadbill Partners GP, LLC, as General Partner

By:	/s/ Jeffrey Magee
Name: Jeffrey Magee
Title: Chief Operating Officer

BROADBILL PARTNERS II, L.P.

By:	Broadbill Partners GP, LLC, as General Partner

By:	/s/ Jeffrey Magee
Name: Jeffrey Magee
Title: Chief Operating Officer

BROADBILL INVESTMENT PARTNERS, LLC

By:	/s/ Jeffrey Magee
Name: Jeffrey Magee
Title: Chief Operating Officer

BROADBILL PARTNERS GP, LLC

By:	/s/ Jeffrey Magee
Name: Jeffrey Magee
Title: Chief Operating Officer